Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
(a) pre-tax (loss)/income from continuing operations before adjustment for income or loss from equity investees	(1,267)	(594)	6,030	105,098	40,177	46,706	273,523
(b) fixed charges	72,717	80,950	152,074	170,047	145,103	353,355	185,719
(c) amortization of capitalized interest	448	429	874	623	832	21	—
(d) distributed income of equity investees	16,138	13,613	30,143	22,197	18,944	13,250	678
Less:
(a) Interest capitalized	(1,176)	(3,242)	(4,303)	(11,295)	(11,854)	(4,070)	(54)
(b) preference security dividend requirements of consolidated subsidiaries	—	(27)	(27)	—	—	—	—

Total	86,860	91,129	184,791	286,670	193,202	409,262	459,866

	Six Months Ended June 30,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Fixed charges:
(a) Interest expensed and capitalized	50,143	56,820	105,904	105,565	68,790	51,121	49,287
(b) amortization of debt expense and discount or premium and capitalized expenses related to indebtedness	2,832	3,226	5,580	11,752	6,682	2,077	1,856
(c) an estimate of the interest within rental expense	19,742	20,877	40,563	52,730	69,631	300,157	134,576
(d) preference security dividend requirements of consolidated subsidiaries	—	27	27	—	—	—	—

Total	72,717	80,950	152,074	170,047	145,103	353,355	185,719

Earnings to fixed charges	1.19	1.13	1.22	1.69	1.33	1.16	2.48